Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File Nos. 333-211218 / 333-211218-02

Issuer Free Writing Prospectus, dated November 10, 2016

This Free Writing Prospectus relates only to the Senior Notes of Bunge Finance Europe B.V. due June 16, 2023, and should only be read together with the Preliminary Prospectus Supplement dated November 10, 2016 relating to the Senior Notes of Bunge Finance Europe B.V. due June 16, 2023.

Bunge Finance Europe B.V.

Pricing Term Sheet

Issuer:	Bunge Finance Europe B.V.

Guarantor:	Bunge Limited

Ratings*:	Baa2 / BBB / BBB

Principal Amount Being Issued in the Reopening:	€200,000,000

Maturity Date:	June 16, 2023

Coupon:	1.850%

Price:	102.793% of the principal amount, plus accrued interest in the amount of €1,561,095.89 for the period from (and including) June 16, 2016 to (but excluding) the Settlement Date

Yield to Maturity:	1.402%

Spread to Mid Swaps:	+110 basis points

Mid Swaps Yield:	0.302%

Benchmark Bund:	DBR 1.500% due May 15, 2023

Benchmark Bund Yield / Price:	-0.178% / €110.975

Spread to Benchmark Bund:	+158 basis points

Interest Payment Dates:	Annual, beginning on June 16, 2017

Trade Date:	November 10, 2016

Settlement Date**:	November 17, 2016 (T+5)

Make-Whole Call:

Before March 16, 2023 at a discount rate equal to the Comparable Government Bond Rate (as defined in the preliminary prospectus supplement dated November 10, 2016) plus 35 basis points, plus accrued and unpaid interest, if any

Par Call:	Commencing March 16, 2023, plus accrued and unpaid interest, if any

See “Description of the Notes—Optional Redemption by BFE” in the preliminary prospectus supplement for more information

Tax Call:

Issuer may elect to redeem the notes as a whole but not in part, at its option, in the event of certain changes in tax law that would require the issuer or the guarantor to pay additional amounts on such notes to holders of such notes in respect of withholding taxes that cannot be avoided by taking reasonable measures available to it, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of redemption. See ‘‘Description of the Notes— Redemption for Changes in Taxes’’ in the preliminary prospectus supplement for more information

ISIN/Common Code:	XS1405777316 / 140577731

Fungibility:

The new 1.850% Senior Notes due 2023 (the “New Notes”) will be issued as subsequent notes of, form a single series and be fungible with the €600,000,000 aggregate principal amount of the Issuer’s outstanding 1.850% Senior Notes due 2023 issued on June 16, 2016 (the “Initial Notes” and, together with the New Notes, the “notes”). After giving effect to the issuance of the New Notes, there will be €800,000,000 aggregate principal amount of the Issuer’s 1.850% Senior Notes due 2023 outstanding

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	Actual / Actual (ICMA)

New Safekeeping Structure (“NSS”):	Yes, and the New Notes are intended to be held in a manner that would allow eligibility as collateral for Eurosystem intra-day credit and monetary policy operations

Listing:	Application has been made to list the New Notes on the Irish Stock Exchange for trading on the Global Exchange Market

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited J.P. Morgan Securities plc Deutsche Bank AG, London Branch HSBC Bank plc ING Bank N.V.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of Moody’s, Fitch and S&P is established in the European Union and is registered under Regulation (EC) no 1060/2009 (the “CRA Regulation”).  As such, each of the rating agencies is included in the list of credit rating agencies published by the European Securities and Markets Authority on its website in accordance with the CRA Regulation as of the date of this pricing term sheet.

**We expect that delivery of the New Notes will be made to investors on or about November 17, 2016, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade New Notes on the date of the prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the New Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the New Notes who wish to trade the New Notes on the date of the prospectus supplement of the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that Bunge Limited, the Guarantor, has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at +1 (800) 854-5674, Citigroup Global Markets Limited toll-free at +1 (800) 831-9146, or J.P. Morgan Securities plc collect at +44 (0) 207-134-2468.